EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2015	2014

Earnings from continuing operations before income taxes	$220	$404
Less: Equity earnings	(46)	(48)
Add: Total fixed charges deducted from earnings	194	165
Dividends received from equity investees	13	44

Earnings available for payment of fixed charges	$381	$565

Fixed charges

Interest expense	$192	$164
Portion of operating lease rental deemed to be interest	2	1

Total fixed charges deducted from earnings and fixed charges	$194	$165

Ratio of earnings to fixed charges	2.0	3.4